Hotels By Day

PROFIT AND LOSS

January - December 2020

02/06/2021

	TOTAL
Income	
Services	243,305.79
Total Income	**$243,305.79**
Cost of Goods Sold	
Cost of Goods Sold	17,016.45
Total Cost of Goods Sold	**$17,016.45**
GROSS PROFIT	**$226,289.34**
Expenses	
Advertising & Marketing	28.38
Agency	30,216.95
Banners	2,158.03
Content	8,165.86
Events	60.65
Gifts	2,797.46
Marketing Contractors	15,830.00
Promos	177.18
SEM	57,022.95
TV, Press, Radio	588.00
Total Advertising & Marketing	**117,045.46**
Bank Charges & Fees	654.78
Contractors	86,774.10
Technology	30,202.63
Total Contractors	**116,976.73**
Dues & subscriptions	28,125.19
Insurance	22.75
Interest Paid	11,496.54
Job Supplies	9.24
Legal & Professional Services	10,466.98
Legal Settlement	1,035.00
Total Legal & Professional Services	**11,501.98**
Meals & Entertainment	535.72
Office Supplies & Expenses	840.94
GoDaddy	571.22
Software & Services	30,230.24
Total Office Supplies & Expenses	**31,642.40**
Other Business Expenses	1,330.05
Payroll Expenses	
Payroll Admin Fee	81.48
Total Payroll Expenses	**81.48**
Purchases	12.94

02/06/2021

YM

Hotels By Day

PROFIT AND LOSS

January - December 2020

	TOTAL
Rent & Lease	15,708.78
Revenue Share	25.58
Shipping & Freight	94.75
Taxes & Licenses	225.00
Travel	6.19
Air	206.80
Conference	157.46
Lodging	323.85
Transportation	660.18
Total Travel	**1,354.48**
Uncategorized Expense	966.65
Utilities	1,327.13
Total Expenses	**$339,137.63**
NET OPERATING INCOME	**$ -112,848.29**
NET INCOME	**$ -112,848.29**